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October 7, 2014
thomas.majewski@shearman.com
(212) 848-7182
Edward P. Bartz
Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

Miller/Howard High Income Equity Fund (the “Fund”)
File Nos. 333-173849 and 811-22553

Dear Mr. Bartz:

Thank you for your comments which you conveyed to us by telephone on August 12, 2014 regarding the registration statement on Form N-2 of the Fund filed with the Securities and Exchange Commission (“SEC”) on July 30, 2014.  Below, please find our responses to the staff’s comments.

For your convenience, your comments are numbered and presented in italicized text below and each comment is followed by the Fund’s response.  To the extent that a comment affected similar disclosure elsewhere in the registration statement, the Fund has revised the other disclosure accordingly.  The section and page references that we refer to in the Fund’s responses are references to the version of Amendment No. 3 to the registration statement filed with the SEC on July 30, 2014 (“Pre-Effective Amendment No. 3”).

Unless otherwise defined in this letter, capitalized terms have the meanings given in Pre-Effective Amendment No. 3.

I.	Prospectus – Initial Unnumbered Pages

1.
COMMENT:  You commented that in the third paragraph beginning with the words “Investment Policies and Strategy”, we should revised the paragraph to clarify that at least 80% of the Fund’s assets will be invested in equity securities of companies that pay dividends.  You commented further that we should remove language to the effect that the Advisor may invest in securities of companies that it “expects to generate income.”  You noted that this comment is pursuant to Rule 35d-1 and that this is a global change throughout the Pre-Effective Amendment No. 3.

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

October 7, 2014

RESPONSE:  The Fund has changed its name to the Miller/Howard High Income Equity Fund. Accordingly the Registration Statement has been revised to clarify that it will invest at least 80% of its assets in “dividend and distribution paying equity securities” and removed the language to the effect that it may invest in securities that it “expects to generate income.”

2.	COMMENT: Per footnote 1, you asked us to inform you supplementally whether FINRA has approved the terms of the underwriting arrangement.

RESPONSE:  FINRA has not yet reviewed or approved the terms of the underwriting arrangement, which is itself still undergoing finalization, but we will inform you once FINRA has approved its terms.

3.
COMMENT:  You commented that the Fund should include additional information in footnote 2 as follows: (a) the organizational costs expected to be paid by the Advisor, and (b) the total offering costs expected to be paid by the Advisor.

Response:  It is currently expected that the Advisor will pay (i) all organizational expenses and (ii) all offering costs of the Fund (other than sales load ) that exceed $0.04 per common share of the Fund’s offering price.  Disclosure has been added to the registration statement to reflect this understanding.

II.	Prospectus – Summary of Terms

4.	COMMENT: You commented that, in the Investment Process/Philosophy section, the Fund should clarify its use of deciles and disclose the relevant universe of issuers.

RESPONSE:  The Fund has revised the language to clarify that the “universe relevant to the Fund is all stocks traded on either the New York Stock Exchange or the Nasdaq-GS with a market cap over $1 billion (at the time of the Fund’s acquisition) that have dividend yields in the top 4 deciles (deciles 7-10).”

5.	COMMENT: You commented that, in the Investment Process/Philosophy section, the Fund should include a discussion of its portfolio concentration policy if it plans to concentrate.

RESPONSE:  The Fund will not concentrate in any particular industry and the disclosure has been revised accordingly.

6.
COMMENT:  You commented that, in the Investment Polices section, the Fund should include disclosure that it may invest in fixed-income and convertible securities rated in the lower rating category of recognized statistical rating agencies, or other high yield instruments.

October 7, 2014

RESPONSE:  The Fund has made the requested change by adding such disclosure.

7.
COMMENT:  You asked us to confirm supplementally how the Fund will value derivatives for purposes of the 80% test.  You asked us to confirm that the Fund will not use notional value to value its derivative investments.

RESPONSE:  The Fund will not use notional value to value its derivative investments

8.
COMMENT:  Per the discussion of Leverage on page 4, you asked us to confirm supplementally that the estimated dividend expenses associated with the issuance of preferred stock within one year of the effective date of the registration statement will be included in the fee table.

RESPONSE:  The Fund does not expect to issue preferred shares within one year of the effective date of the registration statement.

III.	Prospectus – Summary of Terms – Summary of Risk Factors and Special Considerations

9.	COMMENT: You commented that the Fund should disclose that the risk factors listed in this section of the Prospectus are the “principal risk factors.”

RESPONSE:  The Fund has made the requested change by modifying the heading of this subsection to add the word “principal” so that it now reads “summary of principal risk factors and special considerations.”

10.
COMMENT:  You commented that, in the “Concentration Risk” risk factor, the Fund should clarify the discussion in order to satisfy the SEC policy on concentration.  You commented that the Fund may rely on the “First Australia” SEC No-Action Letter dated July 29, 1999 in crafting its portfolio concentration policy.

RESPONSE:  The Fund will not concentrate in any particular industry and the disclosure has been revised accordingly.

11.
COMMENT:  You commented that, in relation to the “Swaps and Derivatives Risk” risk factor, and in relation to credit default swap risk, the Fund should disclose in the Statement of Additional Information that when the Fund is a protection seller in a credit default swap, it will segregate the full notional value of the credit default swap.

RESPONSE:  The Fund has made the requested change by disclosing in the Statement of Additional Information that when the Fund is a protection seller in a credit default swap, it will segregate the full notional value of the credit default swap.

12.
COMMENT:  You commented that, in relation to the “Royalty Trusts Risk” risk factor, the Fund should disclose in the strategy section that it may invest in royalty trusts since there is a risk factor for this concept.

RESPONSE:  The Fund has made the requested change by disclosing in the strategy section that it may invest in royalty trusts.

October 7, 2014

13.	COMMENT: You commented that, with respect to the “Recent Economic Events Risk” risk factor, the Fund should update or eliminate this risk factor.

RESPONSE:  The Fund has made the requested change by updating this risk factor.

14.
COMMENT:  You commented that, in relation to the “Lending Portfolio Securities Risk” risk factor, the Fund should include a discussion of securities lending in the investment strategies section at the front of the Prospectus.

15.	RESPONSE: The Fund has made the requested change by adding a discussion of securities lending in the investment strategies section of the Prospectus.

IV.	Prospectus – Distributions and Dividends

16.
COMMENT:  You commented that, in the Distributions and Dividends section, the Fund should disclose that it may pay a return of capital which may be a portion of an investor’s original investment, along with the tax consequences of this.

RESPONSE:  The Fund has made the requested change by adding the relevant disclosure.

V.	Prospectus – Summary of Fund Expenses

17.	COMMENT: You commented that the Fund should provide to the Staff, as soon as possible, the summary of Fund Expenses.

RESPONSE:  The Fund has provided a draft of the summary of fund expenses.  The summary of expenses is subject to change/completion based on final estimates.

VI.	Prospectus – Investment Objectives

18.
COMMENT:  You commented that, pursuant to Item 8.2(a), the Fund should disclose that its investment objective may be changed without shareholder approval and that, in the event of such change, shareholders will be notified of any changes 60 days in advance.

RESPONSE:  The Fund has made the requested change by disclosing that the investment objective may be changed without shareholder consent and that shareholders will be notified of any changes 60 days in advance.

VII.	Prospectus – Investment Approach

19.	COMMENT: You commented that the Fund should conform the discussion of portfolio concentration on page 24 to the revised disclosure on portfolio concentration earlier in the prospectus.

RESPONSE:  The Fund will not concentrate in any particular industry and the disclosure has been revised accordingly.

October 7, 2014

VIII.	Prospectus – Portfolio Managers

20.
COMMENT:  You commented that, pursuant to Item 9.3c, the Fund should confirm that all the portfolio managers are jointly and primarily responsible for the management of the Fund.  You further commented that, pursuant to Item 9.3c, the Fund should ensure that the previous 5 years’ employment history is disclosed for all portfolio managers.

RESPONSE:  The Fund confirms that all portfolio managers are jointly and primarily responsible for the management of the Fund.  The Fund confirms that, as is currently disclosed in the Prospectus, the portfolio managers have been employed by the Investment Advisor for at least the previous five years.

IX.	Statement of Additional Information – Fundamental Investment Policies

21.	COMMENT: You commented that the Fund should revise its portfolio concentration policy to conform it to disclosures made throughout the Prospectus in light of Comment 5.

RESPONSE:  The Fund will not concentrate in any particular industry and the disclosure has been revised accordingly.

X.	General Comments

22.	COMMENT: You commented that Shearman & Sterling LLP should ensure that its legality memorandum meets all the requirements of SEC Staff Bulletin 19, dated October 14, 2011.

RESPONSE:  We will ensure the memorandum satisfies all requirements of the SEC Staff Bulletin 19.

Very truly yours,

/s/ Thomas M. Majewski

Thomas M. Majewski